Exhibit 99.1

Kaixin Auto Holdings Announces Initiation of Legal Proceedings

BEIJING, August 26, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that it had recently initiated legal proceedings against non-controlling shareholders of three of its dealerships due to disputes over operating issues. These three dealerships accounted for a majority of Kaixin’s revenues in 2019.

In addition, the COVID-19 pandemic has a material adverse impact on Kaixin’s used-car dealership business and the Company has experienced a significant loss of revenues.

To resolve these serious challenges to its operations, Kaixin has been reexamining the business model and has decided to put a halt to its used-car dealership business operations. As a result, Kaixin expects that its revenues in the second quarter in 2020 will be significantly lower than the revenues in the prior periods and it may not have meaningful revenues starting from the third quarter of 2020.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Randall Xu
Tel: +86 (10) 8448-1818
Email: randall.xu@renren-inc.com

SOURCE: Kaixin Auto Holdings